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                               November 9, 2021

       Edward Robinson
       Chief Executive Officer
       Bright Green Corp
       401 East Las Olas Blvd.
       Suite 1400
       Ft. Lauderdale, FL 33301

                                                        Re: Bright Green Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
12, 2021
                                                            CIK No. 0001886799

       Dear Mr. Robinson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted on October 12, 2021

       Cover Page

   1. On the cover page, you have indicated that you have elected not to use the extended transition period for
complying with any new or revised financial accounting standards provided pursuant to
Section 7(a)(2)(B) of the Securities Act. In a risk factor on page 19, however, you state that
you have elected not to opt out of such extended transition
                                                        period and, therefore,
will be able to adopt the same new or revised accounting standards at the moment private
companies adopt these standards. Please correct these apparent inconsistencies. If you
elect to opt out of these provisions, please indicate as such on the cover page.
 Edward Robinson
FirstName LastNameEdward  Robinson
Bright Green Corp
Comapany 9,
November   NameBright
             2021     Green Corp
November
Page 2    9, 2021 Page 2
FirstName LastName
2. We note your disclosure on the cover page and throughout the registration statement that you intend for your common stock to list on The Nasdaq Capital Market. We also note, however, that you have discussed index rules throughout the registration statement, including those concerning how an opening price is determined and how consultations with financial advisors work, that are not consistent with Nasdaq's rules for direct listings.
         For example, Nasdaq rules do not reference a designated market maker ("DMM") as part of its process for determining the offering price. Please ensure your disclosure throughout the registration statement, including on the Cover Page, in the Risk Factors and in the Plan
         of Distribution section, as appropriate, clearly explains Nasdaq's current rules with respect to direct listings. Please also revise your disclosure to include the
word    traditional    in
         front of    book building    in your description of this process
throughout the registration
         statement.
3. Please update the cover page of your registration statement to include a highlighted cross-
         reference to the risk factors section. Refer to Item 501(b)(5) of Regulation S-K.
Prospectus Summary, page 1

4. We note your disclosure in the Business section on page 32 that you may not commence cannabis growing operation until both the State of New Mexico and the federal government or its authorized agencies, in particular the DEA, have signed off and fully authorized that you are in full compliance of all applicable rules. Please revise your disclosure in the Prospectus Summary to include a similar statement.
5. We note your disclosure in a risk factor on page 10 that if the federal government were to legalize cannabis, it is possible that cannabis could become subject to FDA regulations, which could prevent you from operating. Please revise your disclosure in the prospectus summary to state that cannabis may be subject to FDA regulations, that there is no guarantee that the FDA will find your products safe and effective or grant you required approvals, and that this may inhibit your business prospects even in the case that the federal government were to legalize cannabis.
Planned Business Lines, page 2

6. We note your disclosure throughout this section that you plan to sell your products
         "[f]ollowing final approval from the DEA" or "once legal under applicable law" in the case of your cannabinoid-focused products, or "once cannabis legalization occurs at the federal level" with respect to selling directly to consumers. For each of these statements here as well as in Business section, please revise your disclosure to clarify that there is no guarantee that you will receive final approval from the DEA, that cannabinoid-focused products will become legal or that cannabis will ever be legalized at the federal level.
Recent Developments, page 2

7. We note your description here of the MOA you have entered into with the DEA. We also note your disclosure in a risk factor on page 10 that "[you] cannot guarantee that the DEA
 Edward Robinson
FirstName LastNameEdward  Robinson
Bright Green Corp
Comapany 9,
November   NameBright
             2021     Green Corp
November
Page 3    9, 2021 Page 3
FirstName LastName
         will ultimately satisfy [its] obligations under the MOA" as well as your statement that the
         MOA is effective for an initial one-year term and subject to automatic renewal for up to four additional one-year terms, but that "[t]here is no guarantee that the needed authorizations will be renewed." Please revise your disclosure here to state that there is no guarantee that the DEA will satisfy its obligations and to clarify that the MoA is only effective for a one-year term, renewable for up to four additional one-year terms, and that there is no guarantee that you will obtain necessary authorization now or in the future for renewal purposes.
Our listing differs significantly from an underwritten initial public offering, page 15

8. We note several statements here and elsewhere throughout the registration statement that
         there    are no underwriters    or that the Advisor is "not acting as
an underwriter." Please
         note that whether the financial advisors would be considered statutory underwriters requires an analysis of the facts and circumstances; therefore, please revise all of these references that imply the absence of underwriters, or that your financial advisors are not considered underwriters, to clarify instead that the direct listing does not involve a firm commitment underwriting. Please also ensure that your revised Plan of Distribution describes each function to be performed by your financial advisors in connection with the offering.
Risk Factors
Risks Related to Ownership of Our Common Stock, page 15

9.       Please revise to include a risk factor that discusses any impact of
the company   s brand and
         consumer recognition on the demand for your shares.
Taking advantage of the reduced disclosure requirements applicable to "emerging growth companies" may make our common stock less attractive, page 19

10. Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.
Capitalization, page 25

11. Please revise the total capitalization amount to include total debt in addition to total
         shareholders    equity.
Managements Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 28

12. We note your intention to build additional greenhouses on your properties that will include a research and development facility. Please provide a discussion of your material known or anticipated capital expenditures and other investments that includes quantified
 Edward Robinson
FirstName LastNameEdward  Robinson
Bright Green Corp
Comapany 9,
November   NameBright
             2021     Green Corp
November
Page 4    9, 2021 Page 4
FirstName LastName
         information for the costs of these capital projects and how you intend to finance these projects. Refer to Item 303(b)(1)(ii)(A) of Regulation S-K for guidance.
Business
Background, page 29

13. We note your disclosure here that you own a 70 acre parcel of land including a completed greenhouse structure and a 40 acre parcel of land as well as your statement that you are constructing additional greenhouses on these properties, one of which will be used as a research and development facility. We also note your discussion on page 31 disclosing your phased approach to increasing production on your sites in Grants, New
         Mexico. Please expand your discussion here or elsewhere in the Business section to include a description of the general character of all of your facilities, including your greenhouses as well as any additional space, such as office space, that you may currently utilize or plan to utilize to operate your business. For example, provide the size of each of your facilities, each of their productive capacities, if applicable, and comment on their suitability for your current and planned operations. Refer to Item 102 of Regulation S-K.


14. Please explain what it means that your greenhouses will be "automated" and that you will provide a "safe" inventory of cannabis for researchers.
15. Please revise your disclosure in your Business section to describe briefly any material pending legal proceedings to which you are a party to or of which any of your property is the subject. Refer to Item 103 of Regulation S-K
Greenhouse Facility in Grants, New Mexico, page 31

16. We note your disclosure on page 4 that "[you] will partner with a leading greenhouse manufacturer to build a state-of-the-art facility." To the extent that you have a material contract in place with this manufacturer, please describe the material terms of this agreement. Please also file this agreement as an exhibit to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreement. Refer to Item 601(b)(10) of Regulation S-K.
17. We note your disclosure on page 4 that you will work with Nordic Supreme as well as your disclosure here that you will depend on the expertise in cannabis development of
         Aurora Larssen Projects to launch your production. Please expand your disclosure to address the sources and availability of raw materials as well as to include the names of your principal suppliers. Furthermore, to the extent that you have agreements in place with these named entities or other suppliers, please describe the material terms of these agreements in your disclosure and file these agreements as exhibits to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreements. Refer to Item 101(h)(4)(v) and Item 601(b)(10) of Regulation S-K.
 Edward Robinson
FirstName LastNameEdward  Robinson
Bright Green Corp
Comapany 9,
November   NameBright
             2021     Green Corp
November
Page 5    9, 2021 Page 5
FirstName LastName
Intellectual Property, page 31

18. Please revise to disclose for each material patent and patent application the expiration dates and applicable material jurisdictions, including any foreign jurisdiction. Please also disclose whether you intend to file additional patent applications and include, to the extent known, the specific product(s) to which such patent applications would relate, the type of patent protection, the expiration dates and the applicable material jurisdictions, including foreign jurisdictions.
Recent Developments and Current Licenses Held, page 31

19. We note your disclosure on page 1 that "[f]inal approval from the DEA is conditioned on, among other things, completed construction of manufacturing and production facilities and systems" as well as your disclosure here that final registration "is contingent upon completion of construction and a successful inspection by the DEA of [your] facilities."
         We also note your disclosure in a risk factor on page 9 that the DEA will need to satisfy various obligations under the MOA. Please revise your disclosure to clarify all conditions contained in the MOA that you must meet as well as any obligations that must be fulfilled by the DEA or other authorized agencies prior to final approval and registration.
20. We note that you state on page 40 that you did not have any employees for the years 2019 or 2020. Please disclose your current number of total employees and number of full-time employees in your Business section. Refer to Item 101(h)(4)(xii) of Regulation S-K.
Legal Background - Cannabis, page 32

21. Please revise your disclosure to discuss the effect of all material existing or probable governmental regulations on your business, including, for example, the potential for regulation by the FDA. Please also discuss the costs and effects of compliance with environmental laws at the federal, state and local level that may materially impact your business. Refer to Items 101(h)(4)(ix) and (xi) of Regulation S-K. Market Growth, page 34

22. We note your statement that "[n]otably, research to date indicates that cannabis does not pose a threat to public health and safety." Given the current legality status of cannabis at the federal level as well as that conclusory statements related to safety and efficacy are within the exclusive authority of the FDA while the FDA has not yet found cannabis to be safe and effective, this statement would appear to be premature. Please remove this statement or clarify the basis on which you have made this statement and explain why you believe it is adequate given the current context.
23. Please expand your disclosure to include the key assumptions underlying the prediction that the U.S. legal cannabis market will more than double by 2025. Edward Robinson
FirstName LastNameEdward  Robinson
Bright Green Corp
Comapany 9,
November   NameBright
             2021     Green Corp
November
Page 6    9, 2021 Page 6
FirstName LastName
Management
Legal Proceedings, page 39

24. We note you state that "[o]ther than as set forth below..." to your knowledge, none of your directors or officers are involved with ongoing legal proceedings. There is not, however, any additional disclosure set forth below this statement. Please clarify whether your are aware of any legal proceedings involving your directors or officers. Certain Relationships and Related Person Transactions
Other Related Party Transactions, page 43

25. Please revise to ensure that your disclosure of related party transactions provides all information required by Item 404 of Regulation S-K. For example, please identify the approximate dollar value of the amount involved in the transaction and the approximate
         dollar value of the amount of the related person   s interest in the
transaction. Additionally,
         please clarify the number of shares of common stock issued to Mr.
Rafih.
26. We note your disclosure that the company entered into an agreement with your director
         Lynn Stockwell for an unsecured, non-interest bearing note. Please file any written agreement for this loan as an exhibit to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file such agreement.
         Refer to Item 601(b)(10) of Regulation S-K.
Principal and Registered Stockholders, page 44

27. Please revise your disclosure to identify the natural person(s) who have sole or shared voting or investment power for the securities beneficially owned by E. MAILLOUX
         ENTERPRISES, INC. For guidance, please refer to Item 403 of Regulation S-K.
Plan of Distribution, page 54

28. We note your disclosure on page 54 that "there has not been a recent sustained history of trading in our common stock in a private placement market prior to listing." However, on the Cover Page you state that "[y]our common stock has a limited history of trading in private transactions" and on page 49 you state that "[y]our common stock has a history of trading in private transactions." Please revise your disclosure throughout the registration statement to clarify these inconsistencies. To the extent that you have determined that there has not been a recent sustained history of trading in your common stock in a private placement market prior to listing, please explain your basis for making this determination and specify what you took into consideration.
29.      We note your disclosure here that    [i]f the Registered Stockholders
utilize a broker-dealer
         in the sale of the common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions . . .
         [which] may be in excess of those customary in the types of transactions
         involved.    However, we also note that you disclose on the Cover Page
that the Registered
 Edward Robinson
FirstName LastNameEdward  Robinson
Bright Green Corp
Comapany 9,
November   NameBright
             2021     Green Corp
November
Page 7    9, 2021 Page 7
FirstName LastName
         Stockholders only intend to engage in "ordinary brokerage transactions." Please revise your disclosure to resolve this apparent inconsistency regarding the receipt of excessive compensation.
Notes to Unaudited Condensed Financial Statements for the three and six months ended June 30,
2021 and 2020
10. Subsequent Events, page F-14

30. Please separately disclose the number of shares of common stock issued for services and for cash, including the value of the shares issued for services and the amount of cash received, respectively.
Notes to Financial Statements for the years ended December 31, 2020 and 2019
2. Basis of Presentation, page F-23

31. You indicate on page 28 that the financial statements included in the prospectus have been prepared on a going concern basis and that your ability to continue as a going concern is dependent upon, among other things, your ability to raise capital to start building facilities to grow, research and distribute medical plants. Please include the disclosure required by
         ASC 205-40-50 regarding the conditions and events that raise substantial doubt about your ability to continue as a going concern and the impact of
management   s plans on
         those conditions and events.
7. Stockholders Equity, page F-30

32. We note your disclosure that you estimated the value of the shares of common stock issued for services using the asset approach. Please tell us how you determined the asset approach was appropriate given the cash transactions for shares of common stock.
Item 15. Unregistered Sales of Securities, page II-2

33. Please revise your disclosure to furnish the complete disclosure required by Item 701 of Regulation S-K. In this regard, please provide the date of each sale, name the persons or identify the class of persons to whom the securities were sold, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here.
General

34. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

         You may contact Tracey Houser at (202) 551-3736 or Angela Connell at
(202) 551-3426
 Edward Robinson
Bright Green Corp
November 9, 2021
Page 8

if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Celeste Murphy at
(202) 551-3257
with any other questions.



                                                          Sincerely,
FirstName LastNameEdward Robinson
                                                          Division of
Corporation Finance
Comapany NameBright Green Corp
                                                          Office of Life
Sciences
November 9, 2021 Page 8
cc:       Rob Condon
FirstName LastName